DEBENTURE AMENDMENT AGREEMENT

Drawn and signed in Herzlia on November 17, 2005

By and between:

Formula Vision Technologies (FVT) Ltd.
3 Abba Eban Boulevard, Herzlia
(“Vision”)

of the first part;

And

Formula Systems (1985) Ltd.
3 Abba Eban Boulevard, Herzlia
(“Formula”)

of the second part;

Whereas	Vision is an Israeli public company whose securities are listed for trading on the Tel Aviv Stock Exchange Ltd. (the “Stock Exchange”); and -

Whereas	Vision has a debt to its parent company, Formula, of approximately $43 million plus interest and linkage differentials until December 31, 2006 (the “Balance of the Debt”) arising from the debenture agreements signed between Formula and Vision in 2001 and 2002 (the “Debenture Agreement”), which is payable under the Debenture Agreement in cash; and –

Whereas	Formula has given its consent to grant Vision certain mitigations in the manner of the repayment of the debt, such that payments in respect of the Balance of the Debt shall be paid in marketable shares or through the postponement of the payment date thereof upon the fulfillment of certain conditions, all as set forth below:

NOW THEREFORE, THE PARTIES HAVE DECLARED, STIPULATED AND AGREED AS FOLLOWS:

1.	Preamble

1.1	The Preamble to this Agreement and its Appendices form an integral part hereof.

1.2	The captions in the Agreement are for the purpose of orientation only and shall not be used in the construction hereof.

1.3	The parties shall act in accordance with the provisions of this Agreement upon the signing hereof; the closing of the transaction shall be executed as provided in clause 5 below.

2.	The Transaction

2.1	Vision shall be entitled to make payments to Formula on account of the Balance of the Debt (“Payments in Respect of the Balance of the Debt”) in any of the following options:

2.1.1	In cash;

2.1.2	By means of marketable shares held by Vision, the value of the shares under sale to be calculated according to the average price of these shares in the 30 days of trading preceding the transfer of the shares under sale to Formula (the “First Option”), provided, however, that on the date prescribed for making each payment on account of the Balance of the Debt, Vision’s cash balances shall be lower than Vision’s debts to the bank (“Liquidity Conditions”).

2.1.3	In this clause –

“Vision’s cash balances” – cash and cash equivalents in Vision’s funds on the date prescribed in the Debenture Agreement for effecting each relevant payment.

“Vision’s debt to the bank” – Vision’s debts to banks, including guarantees extended to banks in respect of the debts of Vision’s subsidiaries to banks.

“Marketable shares” – Shares held by Vision in companies whose shares are listed for trading on the NASDAQ stock exchange, the Tel Aviv Stock Exchange, and London stock exchanges (including the AIM).

“Shares under sale” – Marketable shares to be transferred by Vision to Formula in accordance with the terms and conditions of this Agreement.

2.2	At any and all times when Vision shall transfer shares under sale to Formula, they shall be transferred being free and clear of any and all attachments, encumbrances, mortgages, debts, liens, and/or any and all other third-party rights (except as provided in clause ___ below), and Formula shall acquire the shares under sale from Vision, their value being calculated as described in clause 2.1.2 above (the “Value of the Shares under Sale”).

2.3	Insofar as Formula’s General Meeting shall not approve that Payments in Respect of the Balance of the Debt shall be effected as prescribed in the First Option, then subject to the fulfillment of the Liquidity Conditions the execution of Payments in Respect of the Balance of the Debt shall be postponed to the final payment date with no further change to the Debenture Agreement, all subject to approval by Formula’s General Meeting (the “Second Option”). Where the Second Option is not approved, the Payments in Respect of the Balance of the Debt shall be made in cash and on the dates prescribed in the Debenture Agreement.

2.4	The arrangement set forth in this clause 2 shall be in effect with respect to all Payments in Respect of the Balance of the Debt scheduled for payment in the course of 2005, up to and including the final payment date for the Balance of the Debt as prescribed in the Debenture Agreement, December 31, 2006 (the “Final Date”).

3.	Representations by Vision

Vision hereby warrants to Formula as follows:

3.1	This Agreement, the transfer of the shares under sale in accordance herewith, insofar as they are transferred, and the registration of the shares under sale in Formula’s name are not contrary and/or contradictory to Vision’s incorporation documents and/or to any agreement whereto Vision is a party and/or to any obligation imposed on Vision by virtue of any agreement and/or by law.

3.2	Insofar as until the closing date Vision shall engage with any third party with respect to its holdings in marketable shares, Vision shall ensure that the agreement is endorsable to Formula without any further action being required.

3.3	The only marketable shares in Vision’s possession as at the date of the signing of this Agreement are shares of FTS – Formula Telecom Solutions Ltd. (“FTS”); Vision holds 14,536,000 of its ordinary shares. The FTS shares have been listed for trading on the AIM Market of the London Stock Exchange PLC (“AIM”) since August 18, 2005 (the “Issue Date”) under a prospectus; In the framework of the listing of the FTS shares for trading on the AIM, Vision has undertaken in the lock-in agreement with the underwriter of the issue (the “Lock-In Agreement”) obligations relating to the sale of the FTS shares, as follows: it shall not sell the FTS shares for a period of one year from the date of the issue (the “First Limitation Period”). After the First Limitation Period has elapsed, Vision shall not offer the FTS shares for sale for a further 12 months, other than with the consent of the underwriter of the issue, whose consent shall not be withheld on unreasonable grounds, and subject to internal arrangements between FTS’s shareholders prior to its flotation. The abovementioned limitations do not apply to the subsequent transfer of the shares, insofar as they shall be transferred, in accordance with this Agreement, subject to Formula undertaking these obligations and substituting Vision, all as set forth in the binding and complete text as provided in the Lock-In Agreement, which is attached as Appendix 3.3 to this Agreement.

3.4	A draft of Vision’s immediate report submitted through the Magna reporting system with respect to the transaction under this Agreement is attached hereto as Appendix 3.4.

3.5	Insofar as shares under sale shall be transferred to Formula, they shall be transferred as-is, and no representations shall be made in their respect save and except for those contained in this Agreement.

3.6	Vision’s Control Committee and Board of Directors have given their approval of the transaction contemplated in this Agreement, there is no prevention by law or agreement against Vision’s engagement in this Agreement and the implementation hereof, and no further approvals or agreements are required save and except as provided in clause 5 below.

4.	Representations by Formula

4.1	Formula is a public company lawfully established and incorporated in accordance with the laws of the State of Israel, and its shares are traded on the Stock Exchange and on NASDAQ.

4.2	This Agreement, the acquisition of the shares under sale insofar as they are transferred to Formula, and the registration of the shares under sale in Formula’s name are not contrary and/or contradictory to Formula’s incorporation documents, to any agreement whereto Formula is a party and/or to any obligation imposed on Formula by virtue of any agreement and/or by law.

4.3	Insofar as in the future shares under sale shall be transferred to Formula, Formula covenants to undertake all of Visions obligations relating to the shares under sale.

4.4	Formula’s Control Committee and Board of Directors have given their approval of the transaction contemplated in this Agreement, there is no prevention by law or agreement against Formula’s engagement in this Agreement and the implementation hereof, and no further approvals or agreements are required save and except as provided in clause 5 below.

5.	Suspending Conditions; Closing

5.1	The closing of the transaction contemplated hereunder is subject to approval by Formula’s General Meeting, which has been convened on December 28, 2005, provided, however, that this approval shall be received by no later than April 30, 2006, or by such later date insofar as agreed, in advance and in writing, by and between the parties (the “Qualifying Date”).

5.2	Where the suspending condition as provided above shall not be fulfilled by the Qualifying Date, this Agreement shall be deemed to be null and void and invalid, without either of the parties having any argument and/or claim and/or demand toward the other, and all provisions of the Debenture Agreement shall apply.

5.3	Insofar as Formula’s General Meeting has approved the First Option, the shares under sale shall be transferred to Formula subject to the law and including receipt of approval by Vision’s General Meeting.

6.	General Provisions

6.1	This Agreement may be modified or amended by means of a document signed by both parties. Each of the parties hereto is entitled to waive a condition, obligation, representation or stipulation of this Agreement by means of a written document signed by the other party. Abstention from enforcing a condition of this Agreement shall not prevent the subsequent enforcement of such condition by the party which had waived its enforcement prior to the closing, and shall not prevent the enforcement of other terms and conditions of this Agreement.

6.2	This Agreement expresses the complete and comprehensive agreement between the parties in regard to the subjects and matters discussed herein and supersedes and annuls any and all representations, contracts, negotiations, customs, memoranda, proposals, summaries of discussions, letters of intent and/or undertaking, and any and all other documents that had prevailed or had been exchanged (whether orally or in writing) on the aforesaid subjects and matters by and between the parties prior to the signing of this Agreement.

6.3	Each of the parties to this Agreement shall pay its expenses sustained with respect to the negotiations, the engagement in this Agreement and the implementation hereof. Stamp tax, if applicable, shall be borne by the parties in equal parts. Any taxes, insofar as they shall apply, shall be paid by the party liable for payment thereof by law.

6.4	This Agreement does not grant any rights to any third party.

6.5	Where Formula’s General Meeting shall approve the First Option and shares under sale shall be transferred to Formula, insofar as Formula shall sustain any damage in respect of a representation made by Vision in which respect it shall transpire that such representation was incorrect and/or misleading under the circumstances in which it was made, Vision shall indemnify Formula in respect of any and all amounts, expenses and damages, including legal expenses and reasonable attorneys’ fees actually sustained by Formula as a result, provided, however, that all of the following cumulative conditions are fulfilled: (a) such damage cumulatively exceeds an amount of $100,000; (b) the amount of the maximum cumulative indemnity Vision shall be bound to pay as aforesaid shall not exceed the cumulative value of the shares under sale which were transferred to Formula under this Agreement; (c) the demand was submitted to Formula by no later than one year after the Final Date, provided, however, that Formula had informed Vision of the receipt thereof by no later than 30 days after its receipt as aforesaid; (d) Vision shall have the right to manage the defense and/or settlement in the framework of such demand. Formula covenants to assist Vision in the management of any such proceeding and to provide to Vision all information and documents in its possession in relation thereto. Formula shall not agree to any settlement without receiving Vision’s consent thereto, in advance and in writing.

6.6	Notices in accordance with this Agreement shall be given in writing and delivered in person to the addressee’s officer, or shall be sent by registered mail, stamped, or by facsimile transmission (an approved copy of the facsimile transmission shall be simultaneously sent via express messenger). Notices hereunder shall be deemed to have been delivered upon their delivery by hand, or four days after the date of dispatch by registered mail to the following addresses:

To Vision: 3 Abba Eban Boulevard, Herzlia To the attention of the Company CEO and Legal Counsel Facsimile: 09-9598050

To Formula: 3 Abba Eban Boulevard, Herzlia To the attention of the Company CEO and Legal Counsel Facsimile: 09-9598877

Or to such other addresses or persons of the party to the Agreement, which have been disclosed by that party to the Agreement to the other party in writing.

IN WITNESS WHEREOF THE PARTIES HAVE SIGNED:

—————————————— Formula Vision Technologies (FTV) Ltd.	—————————————— Formula Systems (1985) Ltd.